EXHIBIT 99.1

News
For Immediate Release
4 Landmark Square Suite 400 Stamford, CT 06901 Telephone: (203) 975-7110 Fax: (203) 975-7902

Contact: Robert B. Lewis (203) 406-3160

SILGAN ANNOUNCES 2014 EARNINGS,
INVESTMENTS TO FURTHER ENHANCE FRANCHISE POSITIONS AND
INTENTION TO REPURCHASE SHARES

Highlights
2014

•	Net income per share of $2.86
•	Record adjusted net income per share of $3.17
•	Cash from operations per share of $5.41
•	Free cash flow of $3.15 per share
•	Increased cash dividend per share by 7 percent
•	Successfully integrated Portola Packaging
•	Acquired North American metal container assets of Van Can Company
•	Negotiated long-term contracts with three of plastic containers’ largest customers
•	Shut down facility in Venezuela

2015

•	Initiated project to build a new metal food can manufacturing facility to better optimize logistical footprint in North America
•	Began construction of two new plastic container facilities
•	Announced intention to commence “modified Dutch Auction” tender offer to purchase up to $200 million of common stock

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SILGAN HOLDINGS
February 3, 2015

STAMFORD, CT, February 3, 2015 -- Silgan Holdings Inc. (Nasdaq:SLGN), a leading supplier of rigid packaging for shelf-stable food and other consumer goods products, today reported full year 2014 net income of $182.4 million, or $2.86 per diluted share, as compared to full year 2013 net income of $185.4 million, or $2.87 per diluted share.

“In 2014, we posted record adjusted net income per diluted share of $3.17, a 15.7 percent increase over last year, and strong free cash flow of over $200 million for the third consecutive year,” said Tony Allott, President and CEO.  “We are pleased with the progress that each of our businesses made in 2014 and are focused on further enhancements to our franchise positions in 2015. Today, we have announced the construction of three new manufacturing facilities in 2015 which will optimize our operating footprint and cost structure to meet the unique needs of our customers.  A new North American metal food can facility will allow us to optimize our logistical footprint and will incorporate certain CanVision 2020℠ learnings and technology to further enhance the value of metal food packaging.  Our two new plastic container facilities are an important step in rebalancing our customer portfolio, will improve our operating cost position and include a dedicated near-site facility for a major customer.  In addition, we have announced our intention to commence a $200 million tender offer to return capital to shareholders through a purchase of our common shares,” continued Mr. Allott.  “As a result of these initiatives, 2015 will be a transitional year for us, resulting in a further enhanced position for continued profit growth in 2016 and beyond.  While the priority of 2015 will be the execution of these projects, we expect to deliver full year adjusted net income per diluted share in 2015 in a range of $3.20 to $3.40 and free cash flow of approximately $100 million after significant capital expenditures to fund these strategic activities,” concluded Mr. Allott.

Adjusted net income per diluted share was $3.17 for the full year 2014, after adjustments increasing net income per diluted share by $0.31.  Adjusted net income per diluted share was $2.74 for the full year 2013, after adjustments decreasing net income per diluted share by $0.13.  A reconciliation of net income per diluted share to “adjusted net income per diluted share,” a Non-GAAP financial measure used by the Company which adjusts net income per diluted share for certain items, can be found in Tables A and B at the back of this press release.  Adjustments include the net results from operations in Venezuela because such operations were unable to import raw materials on a regular basis due to the ongoing unstable political environment in Venezuela and an increasingly restrictive monetary policy.  As a result of these challenges and the difficult business environment in Venezuela, this manufacturing

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SILGAN HOLDINGS
February 3, 2015

facility was shut down in the fourth quarter of 2014. The costs to close this facility are included in rationalization charges.

The Company delivered net cash provided by operating activities of $345.0 million and $350.7 million in 2014 and 2013, respectively, and free cash flow of $200.8 million in 2014 as compared to $260.7 million in 2013.  The Company is providing a reconciliation in Table C of this press release of net cash provided by operating activities to “free cash flow,” a Non-GAAP financial measure which adjusts net cash provided by operating activities for capital expenditures and changes in outstanding checks.

Net sales for the full year of 2014 were $3.9 billion, an increase of $203.3 million, or 5.5 percent, as compared to 2013.  This increase was the result of an increase in net sales across all businesses.

Income from operations for 2014 was $360.9 million, an increase of $36.7 million, or 11.3 percent, as compared to $324.2 million for 2013, and operating margin increased to 9.2 percent from 8.7 percent over the same periods.  These increases were the result of increases in income from operations across all businesses.  Income from operations for 2014 included rationalization charges of $14.5 million and a loss from operations in Venezuela of $3.1 million.  Income from operations for 2013 included rationalization charges of $12.0 million and a loss from operations in Venezuela of $2.9 million.

Interest and other debt expense before loss on early extinguishment of debt for 2014 was $74.8 million, an increase of $7.4 million as compared to 2013 due to higher weighted average interest rates and higher average outstanding borrowings.  Loss on early extinguishment of debt of $1.5 million in 2014 was a result of the refinancing of the senior secured credit facility in January 2014.   Loss on early extinguishment of debt of $2.1 million in 2013 was a result of the prepayment of $300.9 million of term debt under the previous senior secured credit facility.

The effective tax rate for 2014 was 35.9 percent, as compared to 35.0 percent for 2013 which excludes a $19.7 million favorable tax adjustment primarily related to the completion of the Internal Revenue Service audit for periods through 2007.  The effective tax rate for 2014 was unfavorably impacted primarily by nondeductible rationalization expenses and the write-off of deferred tax assets, each resulting from the shutdown of the Venezuela manufacturing facility, partially offset by the favorable impact from the expected realization of certain foreign tax benefits.

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SILGAN HOLDINGS
February 3, 2015

Metal Containers

Net sales of the metal container business were $2.37 billion in 2014, an increase of $28.3 million, or 1.2 percent, as compared to $2.34 billion in 2013.  This increase was primarily a result of the impact of the pass through of higher raw material and other manufacturing costs, partially offset by the financial impact from a large number of significantly longer-term customer contract renewals and extensions.  Unit volumes were relatively flat versus the prior year as a strong European fruit and vegetable pack and volumes associated with the Van Can operations acquired in September 2014 were offset by declines in the core vegetable and soup markets in the U.S.

Income from operations of the metal container business in 2014 was $248.7 million, an increase of $12.4 million as compared to $236.3 million in 2013, and operating margin increased to 10.5 percent from 10.1 percent over the same periods.  The increase in income from operations was primarily due to lower manufacturing and depreciation expenses, better operating performance in Europe due in part to higher unit volumes and rationalization credits in 2014 as compared to rationalization charges in 2013.  These increases were partially offset by the financial impact from customer contract renewals and extensions and a decrease in unit volumes in the U.S.  Rationalization credits were $0.4 million in 2014 and rationalization charges were $2.5 million in 2013.

Closures

Net sales of the closures business were $882.9 million for 2014, an increase of $162.8 million, or 22.6 percent, as compared to $720.1 million in 2013.  This increase was primarily the result of an increase in unit volumes largely due to the inclusion of Portola Packaging which was acquired at the end of October 2013.

Income from operations of the closures business for 2014 increased $12.6 million to $75.6 million as compared to $63.0 million in 2013, and operating margin decreased slightly to 8.6 percent from 8.7 percent over the same periods.  The increase in income from operations was primarily due to the inclusion of Portola Packaging, partially offset by higher rationalization charges.  Rationalization charges of $12.2 million in 2014 were primarily related to the shutdown of the manufacturing facility in Venezuela and headcount reductions in Europe.  Rationalization charges were $5.6 million in 2013.  The loss from operations in Venezuela was $3.1 million and $2.9 million in 2014 and 2013,

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SILGAN HOLDINGS
February 3, 2015

respectively.   The loss from operations in Venezuela in 2013 included a $3.0 million charge for the remeasurement of net assets due to a currency devaluation.

Plastic Containers

Net sales of the plastic container business were $659.2 million in 2014, an increase of $12.2 million, or 1.9 percent, as compared to $647.0 million in 2013.  This increase was principally due to the pass through of higher raw material costs and a more favorable mix of products sold, partially offset by the impact of unfavorable foreign currency translation.

Income from operations of the plastic container business was $51.5 million, an increase of $12.9 million as compared to $38.6 million in 2013, and operating margin increased to 7.8 percent from 6.0 percent over the same periods.  These increases were primarily attributable to lower manufacturing and depreciation expenses, a customer reimbursement for certain historical project costs, a more favorable mix of products sold and lower rationalization charges.  Rationalization charges were $2.7 million and $3.9 million in 2014 and 2013, respectively.

Fourth Quarter

The Company reported net income for the fourth quarter of 2014 of $23.6 million, or $0.37 per diluted share, as compared to net income for the fourth quarter of 2013 of $23.3 million, or $0.36 per diluted share.  Adjusted net income per diluted share for the fourth quarter of 2014 was $0.58, after adjustments increasing net income per diluted share by $0.21.  Adjusted net income per diluted share for the fourth quarter of 2013 was $0.40, after adjustments increasing net income per diluted share by $0.04.

Net sales for the fourth quarter of 2014 increased $45.4 million, or 5.2 percent, to $910.2 million as compared to $864.8 million for the fourth quarter of 2013.  This increase was primarily due to the pass through of higher raw material costs, an increase in unit volumes in the metal container business due primarily to volumes associated with the Van Can acquisition and an increase in unit volumes in the closures business due principally to the inclusion of net sales from Portola Packaging.  These increases were partially offset by the impact of unfavorable foreign currency translation and the financial impact from customer contract renewals and extensions in the metal container business.

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SILGAN HOLDINGS
February 3, 2015

Income from operations for the fourth quarter of 2014 was $59.1 million, an increase of $3.8 million as compared to $55.3 million for the fourth quarter of 2013, and operating margin increased slightly to 6.5 percent from 6.4 percent over the same periods.  These increases were primarily due to lower manufacturing and depreciation expenses, an increase in unit volumes in the metal container business and the inclusion of Portola Packaging.  These increases were partially offset by a loss from operations in Venezuela as compared to income in the prior year quarter, the financial impact from customer contract renewals and extensions in the metal container business and higher rationalization charges.  Operations in Venezuela lost $0.5 million in the fourth quarter of 2014 as compared to income of $2.3 million in the fourth quarter of 2013.  Rationalization charges were $9.5 million and $8.4 million in the fourth quarters of 2014 and 2013, respectively.

Interest and other debt expense for the fourth quarter of 2014 was $17.9 million, a decrease of $1.7 million as compared to 2013 primarily due to lower weighted average interest rates.

The effective tax rate for the fourth quarter of 2014 was 42.7 percent as compared to 34.8 percent in the fourth quarter of 2013.  The effective tax rate for 2014 was unfavorably impacted primarily by nondeductible rationalization expenses and the write-off of deferred tax assets, each resulting from the shutdown of the Venezuela manufacturing facility, partially offset by the favorable impact from the expected realization of certain foreign tax benefits.

Intention to Commence “Modified Dutch Auction” Tender Offer

The Company also announced today that it intends to commence in the near term a “modified Dutch Auction” tender offer to purchase up to $200 million of its common stock.  The Company intends to fund this proposed purchase of its common stock from cash on hand and revolving loan borrowings under its senior secured credit facility.  The terms and conditions of the proposed tender offer will be described in the offer materials that will be publicly filed with the Securities and Exchange Commission and distributed to shareholders upon commencement of the proposed tender offer.

Outlook for 2015

The Company currently estimates that its adjusted net income per diluted share for the full year 2015 will be in the range of $3.20 to $3.40, as compared to adjusted net income per diluted share for the full

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SILGAN HOLDINGS
February 3, 2015

year of 2014 of $3.17.  This estimate excludes rationalization charges and includes the estimated impact from the proposed $200 million tender offer calculated using recent stock prices.

Net sales in the metal container business are expected to be higher in 2015 as compared to 2014 primarily due to an increase in unit volumes as a result of the inclusion of sales associated with the Van Can acquisition and an anticipated normal fruit and vegetable pack in the U.S., partly offset by a conservative outlook for the European and developing markets and the impact from unfavorable foreign currency translation.  Income from operations in the metal container business is expected to benefit from volume growth, largely offset by higher manufacturing costs including inefficient operations due to logistical challenges as a result of certain changes in customer demand patterns and absorption of new volume associated with the recent acquisition of Van Can, start-up costs related to the new manufacturing facility, higher pension expense and the financial impact from renewals of certain customer contracts.  Net sales in the closures business are expected to be down slightly as a result of the pass through of anticipated lower raw material costs and the impact from unfavorable foreign currency translation, partially offset by slightly higher unit volumes. Income from operations in the closures business is expected to increase slightly in 2015 as a result of slightly higher unit volumes, manufacturing efficiencies and the favorable impact from the lagged pass through of lower resin costs in the first quarter of 2015, partially offset by general inflation, higher pension expense and a conservative outlook for European markets.  Net sales in the plastic container business are expected to be flat as new business offsets legacy losses, the pass through of anticipated lower raw material costs and the impact from unfavorable foreign currency translation.  Income from operations in the plastic container business is expected to be down as a result of the unfavorable financial impact from recent longer term customer contracts and higher manufacturing costs including start-up costs related to the new manufacturing facilities and the one-time favorable impact in 2014 from a customer reimbursement for historical project costs, partially offset by the favorable impact from the lagged pass through of lower resin costs in the first quarter of 2015.

The Company expects interest expense to increase slightly due to the use of cash for the proposed $200 million tender offer and investments in three new production facilities.

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SILGAN HOLDINGS
February 3, 2015

 The Company currently estimates that free cash flow in 2015 will be approximately $100 million as compared to $200.8 million in 2014.  Free cash flow in 2015 includes a significant increase in capital expenditures to $250 million as a result of strategic initiatives.

For the first quarter of 2015, while net sales could be lower than the prior year period due primarily to the impact from unfavorable foreign currency translation, lower resin prices and the shutdown of operations in Venezuela, the Company is providing an estimate of adjusted net income per diluted share in the range of $0.50 to $0.60, as compared to adjusted net income per diluted share of $0.53 in the first quarter of 2014.  The estimate for the first quarter of 2015 excludes rationalization charges and includes the estimated impact from the proposed $200 million tender offer calculated using recent stock prices.

Important Information Regarding the Proposed Tender Offer

This press release is for information purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the Company’s common stock.  The proposed tender offer for shares of the Company’s common stock has not yet commenced.  The proposed tender offer will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal, which the Company intends to distribute to shareholders and file with the Securities and Exchange Commission upon commencement of the proposed tender offer.  SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TENDER OFFER.  Holders of the Company’s common stock will be able to obtain these documents as they become available free of charge at the Securities and Exchange Commission’s website at www.sec.gov, or at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, DC 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room.  In addition, holders of the Company’s common stock will also be able to request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting the information agent for the proposed tender offer, who will be identified at the time of the commencement of the proposed tender offer.

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SILGAN HOLDINGS
February 3, 2015

Conference Call

Silgan Holdings Inc. will hold a conference call to discuss the Company’s results for the fourth quarter and full year 2014 at 11:00 a.m. eastern time on February 4, 2015.  The toll free number for those in the U.S. and Canada is 877-879-6203, and the number for international callers is 719-325-4934.  For those unable to listen to the live call, a taped rebroadcast will be available through February 18, 2015.  To access the rebroadcast, U.S. and Canadian callers should dial (888) 203-1112, and international callers should dial (719) 457-0820.  The pass code is 9016067.

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Silgan Holdings is a leading supplier of rigid packaging for shelf-stable food and other consumer goods products with annual net sales of approximately $3.9 billion in 2014.  Silgan operates 87 manufacturing facilities in North and South America, Europe and Asia.  Silgan is a leading supplier of metal containers in North America and Europe and a leading worldwide supplier of metal, composite and plastic closures for food and beverage products.  In addition, Silgan is a leading supplier of plastic containers for shelf-stable food and personal care products in North America.

Statements included in this press release which are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended.  Such forward looking statements are made based upon management’s expectations and beliefs concerning future events impacting the Company and therefore involve a number of uncertainties and risks, including, but not limited to, those described in the Company’s Annual Report on Form 10-K for 2013 and other filings with the Securities and Exchange Commission.  Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in such forward looking statements.

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SILGAN HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
For the quarter and year ended December 31,
(Dollars in millions, except per share amounts)

	Fourth Quarter		Year Ended
	2014	2013	2014	2013

Net sales	$910.2	$864.8	$3,911.8	$3,708.5

Cost of goods sold	787.7	744.8	3,312.0	3,161.3

Gross profit	122.5	120.0	599.8	547.2

Selling, general and administrative expenses	53.9	56.3	224.4	211.0

Rationalization charges	9.5	8.4	14.5	12.0

Income from operations	59.1	55.3	360.9	324.2

Interest and other debt expense before loss
on early extinguishment of debt	17.9	19.6	74.8	67.4

Loss on early extinguishment of debt	-	-	1.5	2.1

Interest and other debt expense	17.9	19.6	76.3	69.5

Income before income taxes	41.2	35.7	284.6	254.7

Provision for income taxes	17.6	12.4	102.2	69.3

Net income	$23.6	$23.3	$182.4	$185.4

Earnings per share:
Basic net income per share	$0.37	$0.37	$2.88	$2.89
Diluted net income per share	$0.37	$0.36	$2.86	$2.87

Cash dividends per share	$0.15	$0.14	$0.60	$0.56

Weighted average shares (000’s):
Basic	63,236	63,456	63,426	64,254
Diluted	63,470	63,907	63,745	64,658

SILGAN HOLDINGS INC.
CONSOLIDATED SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)
For the quarter and year ended December 31,
(Dollars in millions)

	Fourth Quarter		Year Ended
	2014	2013	2014	2013
Net sales:
Metal containers	$554.9	$515.4	$2,369.7	$2,341.4
Closures	195.9	192.3	882.9	720.1
Plastic containers	159.4	157.1	659.2	647.0
Consolidated	$910.2	$864.8	$3,911.8	$3,708.5

Income from operations:
Metal containers (a)	$45.1	$42.7	$248.7	$236.3
Closures (b)	5.0	7.7	75.6	63.0
Plastic containers (c)	12.5	8.1	51.5	38.6
Corporate (d)	(3.5)	(3.2)	(14.9)	(13.7)
Consolidated	$59.1	$55.3	$360.9	$324.2

SILGAN HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
December 31,
(Dollars in millions)

	2014	2013
Assets:
Cash and cash equivalents	$222.6	$160.5
Trade accounts receivable, net	310.7	333.0
Inventories	548.8	515.6
Other current assets	75.7	73.4
Property, plant and equipment, net	1,063.6	1,118.4
Other assets, net	1,082.5	1,120.2
Total assets	$3,303.9	$3,321.1

Liabilities and stockholders’ equity:
Current liabilities, excluding debt	$539.3	$474.2
Current and long-term debt	1,599.0	1,703.8
Other liabilities	455.6	429.3
Stockholders’ equity	710.0	713.8
Total liabilities and stockholders’ equity	$3,303.9	$3,321.1

(a)
Includes a rationalization credit of $0.4 million and rationalization charges of $0.8 million for the fourth quarters of 2014 and 2013, respectively, and a rationalization credit of $0.4 million and rationalization charges of $2.5 million for the years ended December 31, 2014 and 2013, respectively.  Includes new plant start-up costs of $0.8 million for the year ended December 31, 2013.

(b)
Includes rationalization charges of $9.5 million and $4.4 million for the fourth quarters of 2014 and 2013, respectively, and $12.2 million and $5.6 million for the years ended December 31, 2014 and 2013, respectively.  Includes losses from operations in Venezuela of $0.5 million and $3.1 million for the fourth quarter and year ended December 31, 2014, respectively, and income from operations in Venezuela of $2.3 million and a loss from operations of $2.9 million for the fourth quarter and year ended December 31, 2013, respectively.

(c)
Includes rationalization charges of $0.4 million and $3.2 million for the fourth quarters of 2014 and 2013, respectively, and $2.7 million and $3.9 million for the years ended December 31, 2014 and 2013, respectively.

(d)
Includes acquisition costs attributable to announced acquisitions of $0.3 million for the fourth quarter of 2013, and $0.5 million and $1.5 million for the years ended December 31, 2014 and 2013, respectively.

SILGAN HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the year ended December 31,
(Dollars in millions)

	2014	2013

Cash flows provided by (used in) operating activities:
Net income	$182.4	$185.4
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	152.3	172.2
Rationalization charges	14.5	12.0
Loss on early extinguishment of debt	1.5	2.1
Other	35.5	6.7
Other changes that provided (used) cash, net
of effects from acquisitions:
Trade accounts receivable, net	3.7	20.4
Inventories	(54.0)	25.1
Trade accounts payable and other changes, net	9.1	(73.2)
Net cash provided by operating activities	345.0	350.7

Cash flows provided by (used in) investing activities:
Purchases of businesses, net of cash acquired	(17.7)	(281.7)
Capital expenditures	(140.5)	(103.1)
Proceeds from asset sales	1.3	8.4
Net cash used in investing activities	(156.9)	(376.4)

Cash flows provided by (used in) financing activities:
Dividends paid on common stock	(38.6)	(36.2)
Changes in outstanding checks - principally vendors	(3.7)	13.1
Shares repurchased under authorized repurchase program	(24.7)	(267.6)
Net borrowings and other financing activities	(59.0)	11.3
Net cash used in financing activities	(126.0)	(279.4)

Cash and cash equivalents:
Net increase (decrease)	62.1	(305.1)
Balance at beginning of year	160.5	465.6
Balance at end of year	$222.6	$160.5

Interest paid, net	$69.7	$58.0
Income taxes paid, net of refunds	66.3	114.2

SILGAN HOLDINGS INC.
RECONCILIATION OF ADJUSTED NET INCOME PER DILUTED SHARE (1)
(UNAUDITED)
For the quarter and year ended December 31,

Table A

	Fourth Quarter		Year Ended
	2014	2013	2014	2013

Net income per diluted share as reported	$0.37	$0.36	$2.86	$2.87

Adjustments:
Tax audit adjustment	-	-	-	(0.30)
Rationalization charges	0.21	0.09	0.26	0.12
New plant start-up costs	-	-	-	0.01
Costs attributable to announced acquisitions	-	-	-	0.01
Loss on early extinguishment of debt	-	-	0.02	0.02
Net (income) loss from operations in Venezuela	-	(0.05)	0.03	0.01
Adjusted net income per diluted share	$0.58	$0.40	$3.17	$2.74

SILGAN HOLDINGS INC.
RECONCILIATION OF ADJUSTED NET INCOME PER DILUTED SHARE (1)
 (UNAUDITED)
For the quarter and year ended,

        Table B

	First Quarter			Year Ended
	March 31,			December 31,
	Estimated		Actual	Estimated		Actual
	Low 2015	High 2015	2014	Low 2015	High 2015	2014

Net income per diluted share as estimated for 2015 and as reported for 2014	$0.49	$0.59	$0.49	$3.15	$3.35	$2.86

Adjustments:
Rationalization charges	0.01	0.01	0.01	0.05	0.05	0.26
Costs attributable to announced acquisitions (2)	-	-	-	-	-	-
Loss on early extinguishment of debt	-	-	0.02	-	-	0.02
Net (income) loss from operations in Venezuela	-	-	0.01	-	-	0.03
Adjusted net income per diluted share as estimated for 2015 and presented for 2014	$0.50	$0.60	$0.53	$3.20	$3.40	$3.17

SILGAN HOLDINGS INC.
RECONCILIATION OF FREE CASH FLOW (3)
(UNAUDITED)
For the year ended December 31,
 (Dollars in millions, except per share data)

      Table C

	2014	2013

Net cash provided by operating activities	$345.0	$350.7

Capital expenditures	(140.5)	(103.1)
Changes in outstanding checks	(3.7)	13.1
Free cash flow	$200.8	$260.7

Net cash provided by operating activities per diluted share	$5.41	$5.42

Free cash flow per diluted share	$3.15	$4.03

Weighted average diluted shares (000's)	63,745	64,658

(1)
The Company has presented adjusted net income per diluted share for the periods covered by this press release, which measure is a Non-GAAP financial measure.  The Company’s management believes it is useful to exclude rationalization charges, new plant start-up costs, acquisition costs attributable to announced acquisitions, the loss on early extinguishment of debt, tax adjustments for prior periods related to the completion of Internal Revenue Service audits and net results from operations in Venezuela, including the impact from the remeasurement of net assets in Venezuela, from its net income per diluted share as calculated under U.S. generally accepted accounting principles because such Non-GAAP financial measure allows for a more appropriate evaluation of its operating results.  While rationalization costs are incurred on a regular basis, management views these costs more as an investment to generate savings rather than period costs.  Acquisition costs attributable to announced acquisitions consist of third party fees and expenses that are viewed by management as part of the acquisition and not indicative of the on-going cost structure of the Company.  Due to the political environment in Venezuela and an increasingly restrictive monetary policy, the operations in Venezuela were unable to import raw materials on a regular basis.  Therefore, management does not view the net results from operations in Venezuela to be meaningful or indicative.  Such Non-GAAP financial measure is not in accordance with U.S. generally accepted accounting principles and should not be considered in isolation but should be read in conjunction with the unaudited condensed consolidated statements of income and the other information presented herein.  Additionally, such Non-GAAP financial measure should not be considered a substitute for net income per diluted share as calculated under U.S. generally accepted accounting principles and may not be comparable to similarly titled measures of other companies.

(2)	Acquisition costs attributable to announced acquisitions have not been estimated for future periods.

(3)
The Company has presented free cash flow in this press release, which is a Non-GAAP financial measure.  The Company’s management believes that free cash flow is important to support its stated business strategy of investing in internal growth and acquisitions.  Free cash flow is defined as net cash provided by operating activities adjusted for changes in outstanding checks and reduced by capital expenditures. At times, there may be other unusual cash items that will be excluded from free cash flow. Net cash provided by operating activities is the most comparable financial measure under U.S. generally accepted accounting principles to free cash flow, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures.  Such Non-GAAP financial measure is not in accordance with U.S. generally accepted accounting principles and should not be considered in isolation but should be read in conjunction with the unaudited condensed consolidated statements of cash flows and the other information presented herein.  Additionally, such Non-GAAP financial measure should not be considered a substitute for net cash provided by operating activities as calculated under U.S. generally accepted accounting principles and may not be comparable to similarly titled measures of other companies.